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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549
                                 ---------------

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               For September 22, 2006

                         COMMISSION FILE NUMBER 5-59311

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                            DIALOG SEMICONDUCTOR PLC
                 (Translation of registrant's name into English)
                                 ---------------

                                 Neue Strasse 95
                     D-73230 Kirchheim/Teck-Nabern, Germany
                     (Address of principal executive office)

                                 ---------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes [ ]             No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes [ ]             No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__


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

   Dialog Semiconductor Announces Appointment of New Chief Financial Officer

    KIRCHHEIM/TECK & NABERN, Germany--(BUSINESS WIRE)--Sept. 22, 2006--Dialog Semiconductor Plc (FWB: DLG, Nasdaq: DLGS) announces the appointment of Jean-Michel Richard as its new Chief Financial Officer
(CFO).
    Mr Richard joins us after a successful career in key finance and treasury positions at Motorola and ON Semiconductor both in Europe and the USA. His most recent assignment was Finance Director for the Global Manufacturing and Technology division of ON Semiconductor located at Phoenix, Arizona. In addition he has been involved in M&A, LBO and IPO activities at these companies.
    Announcing the appointment, Jalal Bagherli, Dialog CEO remarked:
'I am delighted to welcome Jean-Michel. In line with our stated strategy of repositioning the company for growth in 2007 and beyond, we are continuing to strengthen the board and the management team by adding experienced contributors who can accelerate and support our corporate initiatives. Jean-Michel's unrivalled experience of semiconductor operational finance and his understanding of international reporting standards will help position Dialog Semiconductor as a strong partner in the global business community.'
    Mr Richard will join Dialog Semiconductor on Monday 25th September 2006 and he will assume immediate responsibility for the 2007 budgetary process and corporate development projects.
    The outgoing VP Finance & Controlling, Martin Kloble, is leaving the company to assume a new role as CFO in a privately held real estate company. Martin will remain with the company until the end of 2006 and he will present Dialog's Q3 results on 25th October 2006 before handing over to Jean-Michel who will take up the position of Vice President and CFO on that date.
    Thanking Martin for his contribution to Dialog's development, Jalal Bagherli commented: 'Martin has led Dialog's finance team since 1999. He has successfully managed our IPO on the Frankfurt and Nasdaq stock exchanges and all our international financial reporting. In addition he has initiated and secured the many operational achievements our company has made to date. I am personally very grateful to Martin for his commitment and support for me since I have joined the company. On behalf of the board and the management team, I would like to wish Martin every success in his new endeavour.'

    Information about Dialog Semiconductor

    Dialog Semiconductor develops and supplies power management, audio and display driver technology, targeting the wireless, automotive and industrial markets. The company's expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with operating facilities in the UK, the USA, Austria, Japan and Taiwan. The company is listed on the Frankfurt (FWB: DLG) and NASDAQ (DLGS) stock exchanges.

Contact
Dialog Semiconductor
Neue Strabe 95, D-73230 Kirchheim/Teck - Nabern, Germany
Telephone +49-7021-805-412
Fax  +49-7021-805-200
E-mail  dialog@fd.com
Internet  www.dialog-semiconductor.com
James Melville-Ross
Financial Dynamics
Telephone   +44 207 831 3113

Language:     English
Issuer:       Dialog Semiconductor Plc.
              Neue Strasse 95
              73230 Kirchheim/Teck-Nabern Deutschland
Phone:        +49 7021 805-0
Fax:          +49 7021 805-100
E-mail:       martin.kloeble@diasemi.com
WWW:          www.diasemi.com
ISIN:         GB0059822006
WKN:          927200
Indices:      MIDCAP, PRIMEALL, TECHALLSHARE
Listed:       Geregelter Markt in Frankfurt (Prime Standard);
              Freiverkehr in Berlin-Bremen, Dusseldorf, Stuttgart,
              Munchen, Hamburg; Foreign Exchange(s) Nasdaq



    CONTACT: Dialog Semiconductor Plc
             Birgit Hummel, +49 7021-805 412
             birgit.hummel@diasemi.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      DIALOG SEMICONDUCTOR PLC



Date   September 22, 2006                          By /s/ Jalal  Bagherli
      -------------------                             -------------------
                                                      Dr. Jalal Bagherli
                                                      Executive Director and CEO